UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)

                           Bennett Environmental Inc.
                                 Name of Issuer)

                           Common Shares, without par
                         (Title of Class of Securities)



                                    081906109
                                 (CUSIP Number)



                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 5 Pages

                                  Schedule 13G
CUSIP No.: 081906109                                           Page 2 of 5 Pages


1     Name of Reporting Persons
      I.R.S.   Identification Nos. of above persons (entities only)

                    John Bennett

2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                           a. [ ]
                                           b. [X]

3     SEC Use Only

4     Citizenship or Place of Organization

                    Canada

                        5             Sole Voting Power
Number of                                      556,339
  Shares
Beneficially            6             Shared Voting Power
 Owned By                                      1,050,000 (1)
  Each
Reporting               7             Sole Dispositive Power
 Person                                        556,339
  With
                        8             Shared Dispositive Power
                                               1,050,000 (1)

9     Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      1,050,000

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                      [   ]

11    Percent of Class Represented By Amount in Row (9)
                                      7.49%

12    Type of Reporting Person (See Instructions)

                                      IN

(1) John Bennett disclaims any beneficial ownership interest of shares (as defined herein) owned by his wife.

                                  Schedule 13G
CUSIP No.: 081906109                                           Page 3 of 5 Pages


Item 1(a)  Name of Issuer:

           Bennett Environmental Inc. (the "Issuer").

Item 1(b)  Address of the Issuer's Principal Executive Offices:

           1540 Cornwall Road, Suite 208, Oakville, Ontario L6J 7W5 Canada

Item 2(a)  Name of Person(s) Filing:

           John Bennett ("Mr. Bennett")

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           5741 Sea View Road, W. Vancouver, B.C., Canada V7W1R7

Item 2(c)  Citizenship:

           Mr. Bennett is a citizen of Canada.


Item 2(d)  Title of Class of Securities:

           Common Shares without par ("Shares")

Item 2(e)  CUSIP Number:

           081906109

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           This Item 3 is not applicable.

Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           As of the date hereof, Mr. Bennett may be deemed to be the beneficial owner of 1,606,339 Shares. This total includes (i) 556,339 Shares owned by Mr. Bennett, (ii) 97,500 Shares issuable upon exercise of options owned by Mr. Bennett, (iii) 450,000 Shares owned by Mr. Bennett's wife, and (iv) 600,000 Shares held by a trust over which Mr. Bennett exercises voting control.(1)

(1) Mr. Bennett disclaims any beneficial ownership interest of Shares owned by his wife.

                                  Schedule 13G
CUSIP No.: 081906109                                           Page 4 of 5 Pages


Item 4(b)  Percent of Class:

           The Reporting Persons may be deemed to be the beneficial owner of approximately 7.49% of the total number of Shares outstanding.

Item 4(c)  Number of shares as to which such person has:

Mr. Bennett

  (i)    Sole power to vote or direct the vote                       556,339
  (ii)   Shared power to vote or to direct the vote                1,050,000 (1)
  (iii)  Sole power to dispose or to direct the disposition of       556,339
  (iv)   Shared power to dispose or to direct the disposition of   1,050,000 (1)


(1) Mr. Bennett disclaims any beneficial ownership interest of Shares owned by his wife.

Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           This Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           This Item 10 is not applicable.

                                  Schedule 13G
CUSIP No.: 081906109                                           Page 5 of 5 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 16, 2006             /s/ John Bennett
                                    --------------------------------------------
                                    John Bennett